Exhibit 107.1

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

Chain Bridge Bancorp, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price (1)	Fee Rate	Amount of Registration Fee

Fees to be Paid	Equity	Class A Common Stock, par value $0.01 per share	457(a)	2,127,500	$26.00	$55,315,000	.0001476	$8,164.49

Fees Previously Paid	Equity	Class A Common Stock, par value $0.01 per share	457(o)	—	—	$46,000,000	.0001476	$6,789.60

	Total Offering Amounts					$55,315,000		$8,164.49

	Total Fees Previously Paid							$6,789.60

	Total Fee Offsets							$0.00

	Net Fee Due							$1,374.89

(1) Includes 277,500 additional shares that the underwriters have the option to purchase.